NV

RECEIVED

2009 MAR -5 A 7:57

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

09045468

date
16 February 2009

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

3/5

- He started his career in the USA in 1996, as Human Resources Manager for the Pepsi Cola Company North America in Boston. Between 1998-2000, he was Human Resources Director at PepsiCo's World Headquarters in New York.

- Prior to joining PepsiCo, Michael spent six years in banking and accounting. He worked for Lehman Brothers, Merrill Lynch and Pannell Kerr Foster.

- Michael holds a Bachelor of Accountancy degree from the University of Dundee, Scotland and a Master of Economics from the London School of Economics. He also has an MBA from the University of Chicago, USA.

- Michael is originally from Northern Ireland and was born on 26 September 1967. He is married and has two children.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

Editorial information:
Heineken N.V. is the world's most international brewer. The brand that bears the founder's family name – Heineken – is enjoyed in almost every country on the planet and is the world's most valuable international premium beer brand. In 2007, the Company operated 119 breweries in more than 65 countries and sold 139 million hectolitres of beer, making it the largest brewer in Europe and the world's fourth largest by volume. Heineken is committed to the responsible marketing and consumption of more than 170 local and international brands. Through the strategic management of this portfolio, with the emphasis on the Heineken brand and a relentless focus on cost control, the company aims to deliver excellent, sustainable financial performance. In 2007, revenue totalled EUR11.2 billion and Net Profit before exceptional items and amortisation of brands was EUR1.1 billion. In 2007, the average number of people employed 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Heineken N.V. announces new Group Human Resources Director

Amsterdam, 16 February 2009 – Heineken N.V. today announced the appointment of Michael O'Hare as Group Human Resources Director.

Mr. O'Hare is currently Chief Personnel Officer, Asia-Pacific for PepsiCo International based in Hong Kong. In his 13-year career with PepsiCo, Mr. O'Hare has also held senior HR roles in the USA within both Head Office and operating business units.

Originally from Northern Ireland, Mr. O'Hare will take up his new role on 4 May 2009, reporting to Jean-François van Boxmeer, Chairman of the Executive Board and CEO of Heineken N.V. He will become a member of the company's Executive Committee.

Mr. O'Hare succeeds Frans van der Minne, who will, as planned, assume a new role focused on further developing the company's strategic customer relationships around the world. Mr. van der Minne will continue to report to Jean-François van Boxmeer although the new position will not form part of the Executive Committee.

Commenting on the changes, Jean François van Boxmeer said, "I am delighted to welcome Michael to Heineken. Michael is an outstanding HR professional with a proven track record in harnessing the potential of employees in order to deliver high performance. He is the right candidate to lead a new HR agenda and build on the considerable achievements of Frans and his team. I look forward to working with both Michael and Frans in their new roles."

Additional information:

- Michael spent 13 years working with PepsiCo International in a variety of very senior HR roles.

- Michael is currently based in Hong Kong, China where he is Chief Personnel Officer Asia Pacific for PepsiCo International since 2007. He is in charge of the company's strategic HR agenda across more than 40 separate businesses and joint ventures.

- From 2004-2007, he held the function of Chief Personnel Office/VP Greater China for PepsiCo International.

- Between 2000 and 2004, he worked for Frito-Lay, a PepsiCo division. First, he was the Human Resources Director for the Florida region (Orlando) and then moved on to become the VP Human Resources Field Sales East (Dallas).

END